ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update – Routine Announcements from
6 November to 17 December 2009

DATE	DETAILS
15 December 2009	Voting Rights and Capital (Transfers of shares out of Treasury)

11 December 2009	Major Interest- BlackRock Inc. interest at 5.22%

7 December 2009	Directors Interests-Share Incentive Plan-monthly update

4 December 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

1 December 2009	Voting Rights and Capital (Monthly update)

1 December 2009	Directors Interests- Special Retention Award Plan (Tom King-ADR net release)

17 and 23 November 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

9 November 2009	Directors Interests-Share Incentive Plan-monthly update

Note: During the period three ‘same day’ National Grid plc Forms 6-k were sent as follows:

19 November: ‘Half Year report for the six months ended 30 September 2009’.
1 December: ‘National Grid plc Decision on Massachusetts Electric rate case’.
9 December: ‘Optional Scrip Dividend for 2009/10 Interim Dividend’.